Filed Pursuant To Rule 433

Registration No. 333-209926

May 13, 2016

Gold Heading To $1,350; Any Pullbacks Just ‘Pause For Breath’ – Expert

Posted to Kitco News on May 11, 2016

DANIELA CAMBONE: Gold investment demands still up after ETFs saw their highest inflows last quarter in seven years. Holdings in the world’s largest gold ETF, SPDR Gold continue to rise, and joining us now is George Milling-Stanley of State Street Global Advisors, the marketing agent behind the GLD. George, thanks so much for being with us in studio.

GEORGE MILLING-STANLEY: Thanks for inviting me, Daniela.

DANIELA CAMBONE: So let’s look at those numbers. The GLD saw seven billion in inflows in Q1, seven billion. So are you confident that this investment demand can keep up here?

GEORGE MILLING-STANLEY: I’m not saying necessarily they’re going to get seven billion every quarter. I think that’s a phenomenal number. It was the largest inflows into any ETF in that three-month period. But since the end of Q1, we’ve already had another 0.7 billion into GLD, so I mean, the interest is still there. Maybe not at quite that extraordinary level, but it’s still there, it’s still good and strong, and that’s pleasing.

DANIELA CAMBONE: But George, does this extreme positioning in gold concern you at all? Do you think that we should be seeing a correction, now, with the price?

GEORGE MILLING-STANLEY: I think what we’re going to see is from time to time, a pause for breath. We’ve already had one, let’s think, it was the beginning of March, if I remember right. It went up pretty steadily January, February, a pause for breath in the price at the beginning of March. We’re now having another one. But we’re having it at around the 1270 level, as opposed to the 1220 level. So if we’re going to go up stepwise, I think that’s good and healthy for the market, and it allows people who missed it the first time to get in.

DANIELA CAMBONE: Well, that’s a good question for you now, George. What do you do at these levels? Do you wait for further dips here in gold? How does an investor know when they should be stepping in here?

GEORGE MILLING-STANLEY: I personally wouldn’t take the risk of waiting for further dips. I’m guessing that gold really has some momentum behind it. It’s built up a good deal of momentum in January, February. That seems to have renewed at the end of April, beginning of May, so to my mind, I don’t think I would take the risk of waiting. I think that the price is very open to the upside right now, and I’m seeing very good downside support.

DANIELA CAMBONE: Well, a lot of people were surprised to see gold rally to 1300. If you had to choose the three main factors that are really price-supported for gold right now, what would they be?

GEORGE MILLING-STANLEY: It would be the removal of a number of negatives. For the last few years, the dollar has been rising very strongly, in the last couple years, in anticipation of a higher interest rate environment. I don’t think 25 basis points merits a grandiose title like that, and neither do the markets, which is why the dollar has been a little rocky. So the dollar is not the problem for gold. It had been for most of the last few years. Equities, similarly, have shown signs of being a little shaky in the early months of 2016, so they’re not the problem for gold. And most of the last few years, I think investors have been moving further and further out along the risk spectrum in that desperate search for yield, and what we’ve seen now is the investor’s perception of risk has done a 180. They’re now looking for risk offtrades, they’re looking for liquid alternatives, and gold is the original liquid alternative.

DANIELA CAMBONE: What about this unconventional political season that we’re experiencing? Do you feel that this is weighing on gold?

GEORGE MILLING-STANLEY: I think as long as you include the unconventional political season in this country, you’ve got the potential for a Brexit, of Britain leaving the EU, which I think has dire consequences for Britain, but probably not much impact on the rest of the world. You have a lot of funny things going on in the geopolitical sphere right now. I think that is part of the support for gold, is coming from general uncertainties about that. And if you add in negative interest rates, which to my mind look like a desperation move on the part of central bankers, then I think that that just adds to the general atmosphere of uncertainty around financial markets, and adds to the appeal of gold.

DANIELA CAMBONE: Finally, I know you were looking at gold to hover around the 1350 mark in 2016. With the recent run-up in prices, has that caused you to change your forecast now?

GEORGE MILLING-STANLEY: I guess what I’ve said really for the last nine months or so is that what I would like to see in 2016 is to see gold to up to the 1350 area, but I very rarely get exactly what I would like out of financial markets. That sound familiar to you? So my guess is that we are probably going to see some of the more speculative money coming in. Not huge floods, not pushing us up $500 in nine months like we did in 2011, but I think that that 1350 hope for that I had is liable to be exceeded to the upside. There are a number of people who are now talking a 1400-level gold price, or even more by year end.

DANIELA CAMBONE: JP Morgan, right.

GEORGE MILLING-STANLEY: Those are perfectly feasible forecasts. We just have to wait and see.

DANIELA CAMBONE: George Milling-Stanley. Thank you so much for coming in studio, it’s nice meeting you in person.

GEORGE MILLING-STANLEY: Thank you, Dani, it’s great to meet you at last.

DANIELA CAMBONE: And thanks for watching this edition of Kitco’s Gold Report.

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